Exhibit 99.1

Sprott Inc. Declares First Quarter 2023 Dividend

TORONTO, May 4, 2023 (GLOBE NEWSWIRE) -- Sprott Inc. (“Sprott” or the “Company”) (NYSE/TSX: SII) announced today that its Board of Directors has declared a first quarter 2023 dividend of US$0.25 per common share, payable on May 30, 2023 to shareholders of record at the close of business on May 15, 2023.

Registered shareholders who are residents of Canada as reflected in the Company’s shareholders register, as well as beneficial holders (i.e., shareholders who hold their common shares through a broker or other intermediary) whose intermediary is a participant in CDS Clearing and Depositary Services Inc. or its nominee, CDS & Co. (“CDS”), will receive their dividend in Canadian dollars, calculated based on the spot price exchange rate on May 30, 2023. Registered shareholders resident outside of Canada as reflected in Sprott’s shareholders register, including the United States, as well as beneficial holders whose intermediary is a participant in The Depository Trust Company or its nominee, Cede & Co., will receive their dividend in U.S. dollars. However, beneficial holders whose intermediary is a participant in CDS, may elect to change the currency of their dividend payments to U.S. dollars and can contact their broker for more details. Registered shareholders, other than CDS, who are residents of Canada and wish to receive their dividend in U.S. dollars should make arrangements to deposit their common shares with CDS, and make a currency election, prior to May 15, 2023.

The dividend is designated as an eligible dividend for Canadian income tax purposes.

About Sprott

Sprott is a global leader in precious metal and energy transition investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York and London and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams
Managing Partner
Investor and Institutional Client Relations;
Head of Corporate Communications
(416) 943-4394
gwilliams@sprott.com